UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027829

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AB 3/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 Von Karman Avenue, 16th Floor
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-303-8840 ext. 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson & Company
(Name – *if individual, state last, first, middle name*)

23974 Aliso Creek Road, Suite 395 (Address) Laguna Niguel (City) CA (State) 92677 (Zip Code)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010

OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendiant Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MICHAEL O BROWN NOTARY PUBLIC FULTON COUNTY, GA MY COMMISSION EXPIRES MARCH 20, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' of Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Rule Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist of found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)
SEC ID No. 8-66203

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2009

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ascendiant Securities, LLC
Irvine, California

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC (the "Company") (a wholly owned subsidiary of Ascendiant Capital Group, LLC) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendiant Securities, LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, through V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 19, 2010

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2009
Cash	$ 20,908
Deposits	936
	$ 21,844
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,500
Payable to Parent	800
Income taxes payable	2,500
Total current liabilities	5,800
Commitments and contingencies	
Member's capital:	
Member's capital	42,000
Retained earnings	(25,956)
Total member's capital	16,044
	$ 21,844

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)

STATEMENT OF INCOME

	For The Year Ended December 31, 2009
Revenues:	
Placement fees	266,293
Expenses:	
Consulting expenses	13,095
Regulatory fees and expenses	3,330
Other general and administrative	8,749
Total expenses	25,174
Income from operations	241,119
Other income:	
Interest income	22,472
Net income	$ 263,591

See independent auditors' report and accompanying notes to financial statements

STATEMENT OF MEMBER'S CAPITAL

	Member Capital		Retained	Member's
	Shares	Amount	Earnings	Capital
Balance at January 1, 2009	-	$ 37,000	$150,754	$187,754
Capital Contribution	-	5,000	-	5,000
Distributions	-	-	(440,301)	(440,301)
Net Income	-	-	263,591	263,591
Balance at December 31, 2009	-	42,000	(25,956)	16,044

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2009
Cash flows from operating activities:	
Net income	$ 263,591
Changes in operating assets and liabilities:	
Placement fees receivable	120,000
Deposits	255
Accounts payable and accrued expenses	(6,740)
Net cash provided by operating activities	377,106
Cash flows from investing activities:	
Repayment of note receivable	44,800
Net cash provided by investing activities	44,800
Cash flows used in financing activities:	
Capital contribution	5,000
Distributions to parent	(440,301)
Net cash used in by financing activities	(435,301)
Net (decrease) in cash and cash equivalent	(13,395)
Cash and cash equivalent, beginning of year	34,303
Cash and cash equivalent, end of year	$ 20,908
Supplemental disclosure of cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Non-cash financing activities:	
Transfer of note receivable and accounts receivable to parent Company	$ 291,701

See independent auditors' report and accompanying notes to financial statements

NOTE 1 – GENERAL

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent").

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2009, the Company had net capital of $15,094, which was $10,094 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 0.38 to 1 as of December 31, 2009.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of revenues in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") limits per customer per financial institution, respectively. At December 31, 2009, the Company has no cash balance that was in excess of the FDIC and SIPC limits, respectively.

Customers

Four customers accounted for all of the Company's revenues in 2009, including two customers accounting for approximately 83% of the Company's revenues.

Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

Placement fees are recorded upon the close of the related transaction.

Income Taxes

All income and losses of the Company are passed through to the member and the member reports these on its individual income tax returns. There is no entity level tax for the Company for Federal purposes. The State of California imposes an $800 annual tax per year and a gross receipts fee based on the total income from all sources reportable to the state.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's continued operational success is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations to fund its operations. In the event that additional funds are required, ACG has committed to provide such funding.

Fair Value of Financial Instruments
Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, no amortization is recorded for goodwill with indefinite useful life.

NOTE 3 – NOTE RECEIVABLE

During the year ended December 31, 2007, the Company received a promissory note receivable for $78,000 from an unrelated party customer in connection with the performance of placement services. During the year ended December 31, 2008, the Company earned $24,000 as a "tail fee" in connection with an additional financing from the customer. The note receivable bore interest at the greater of (i) the prime rate plus 3% (6.25% at December 31, 2008), or (ii) 11.25% and was due September 2009. On December 1, 2009, the Company agreed to distribute to ACG the outstanding amount of the note receivable of $287,708 and accrued interest of $3,993.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is obligated to pay $400 monthly fees in the form of management fees to ACG for general and administrative support provided to the Company. Management fee expense was $4,800 for the year ended December 31, 2009 and is included in other general and administrative expenses in the accompanying statement of income.

NOTE 5 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2009, the Company had SIPC net operating revenue $251,454 with a general assessment of $150 which is due by February 28, 2010. The Company plans to pay the assessment timely.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	As of December 31, 2009
Net capital:	
Total member's capital from statement of financial condition	$ 16,044
Deductions:	
Other unallowable assets	(950)
Net capital	15,094
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $5,800 or $5,000)	5,000
Excess net capital	$ 10,094
Aggregate indebtedness	$ 5,800
Ratio of aggregate indebtedness to net capital	0.38 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 15,093
Reconciling items:	
Miscellaneous adjustments to net income	1
Net capital per above	$ 15,094

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Ascendiant Securities, LLC
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of Ascendiant Securities, LLC (the "Company") (a wholly owned subsidiary of Ascendiant Capital Group, LLC), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 19, 2010

[redacted]

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 360-0545
F: (949) 606-0329

SAN DIEGO
O: (760) 720-5472
F: (949) 606-0329

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)
SEC ID No. 8-66203

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2009

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ascendiant Securities, LLC
Irvine, California

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC (the "Company") (a wholly owned subsidiary of Ascendiant Capital Group, LLC) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendiant Securities, LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, through V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 19, 2010

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2009
Cash	$	20,908
Deposits		936
	$	21,844

LIABILITIES AND MEMBER'S CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$	2,500
Payable to Parent		800
Income taxes payable		2,500
Total current liabilities		5,800
Commitments and contingencies		
Member's capital:		
Member's capital		42,000
Retained earnings		(25,956)
Total member's capital		16,044
	$	21,844

NOTE 1 – GENERAL

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent").

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2009, the Company had net capital of $15,094, which was $10,094 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 0.38 to 1 as of December 31, 2009.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of revenues in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") limits per customer per financial institution, respectively. At December 31, 2009, the Company has no cash balance that was in excess of the FDIC and SIPC limits, respectively.

Customers

Four customers accounted for all of the Company's revenues in 2009, including two customers accounting for approximately 83% of the Company's revenues.

Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

Placement fees are recorded upon the close of the related transaction.

Income Taxes

All income and losses of the Company are passed through to the member and the member reports these on its individual income tax returns. There is no entity level tax for the Company for Federal purposes. The State of California imposes an $800 annual tax per year and a gross receipts fee based on the total income from all sources reportable to the state.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's continued operational success is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations to fund its operations. In the event that additional funds are required, ACG has committed to provide such funding.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, no amortization is recorded for goodwill with indefinite useful life.

NOTE 3 – NOTE RECEIVABLE

During the year ended December 31, 2007, the Company received a promissory note receivable for $78,000 from an unrelated party customer in connection with the performance of placement services. During the year ended December 31, 2008, the Company earned $24,000 as a "tail fee" in connection with an additional financing from the customer. The note receivable bore interest at the greater of (i) the prime rate plus 3% (6.25% at December 31, 2008), or (ii) 11.25% and was due September 2009. On December 1, 2009, the Company agreed to distribute to ACG the outstanding amount of the note receivable of $287,708 and accrued interest of $3,993.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is obligated to pay $400 monthly fees in the form of management fees to ACG for general and administrative support provided to the Company. Management fee expense was $4,800 for the year ended December 31, 2009 and is included in other general and administrative expenses in the accompanying statement of income.

NOTE 5 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2009, the Company had SIPC net operating revenue $251,454 with a general assessment of $150 which is due by February 28, 2010. The Company plans to pay the assessment timely.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

	As of December 31, 2009
Net capital:	
Total member's capital from statement of financial condition	$ 16,044
Deductions:	
Other unallowable assets	(950)
Net capital	15,094
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $5,800 or $5,000)	5,000
Excess net capital	$ 10,094
Aggregate indebtedness	$ 5,800
Ratio of aggregate indebtedness to net capital	0.38 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 15,093
Reconciling items:	
Miscellaneous adjustments to net income	1
Net capital per above	$ 15,094

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Ascendiant Securities, LLC
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of Ascendiant Securities, LLC (the "Company") (a wholly owned subsidiary of Ascendiant Capital Group, LLC), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 19, 2010



TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 360-0545
F: (949) 606-0329

SAN DIEGO
O: (760) 720-5472
F: (949) 606-0329